Exhibit 99.1

August 20, 2025

Brazil Potash Executes Definitive Offtake Agreement With Keytrade Fertilizantes Brasil for ~900,000 Tons of Fertilizer

•	Agreement supports Brazil’s National Fertilizer Plan by producing a critical mineral that builds on the strengths of the domestic agricultural supply chain for farmers

•	Binding Take-or-Pay Agreement represents second major offtake commercial milestone following AMAGGI contracts now totaling ~1.5 million tons annually, representing ~60% of planned production capacity

MANAUS, Brazil, Aug. 20, 2025 (GLOBE NEWSWIRE) — Brazil Potash Corp. (“Brazil Potash” or the “Company”) (NYSE-American: GRO), a mineral exploration and development company with a critical mineral potash agriculture project, the Autazes Project, today announced the execution of a definitive commercial offtake agreement between Potássio do Brasil Ltda., a wholly-owned subsidiary of the Company, and Keytrade Fertilizantes Brasil Ltda. (“Keytrade”), the Brazilian subsidiary of Keytrade AG, one of the world’s leading fertilizer trading companies.

The binding agreement (the “Agreement”) establishes a 10-year take-or-pay commitment for Keytrade to purchase up to ~900,000 tons of potash annually from the Autazes Potash Project. This finalizes the memorandum of understanding announced on January 16, 2025.

“This Agreement with Keytrade is a major milestone in Brazil Potash’s commercial development,” said Matt Simpson, CEO of Brazil Potash. “Combined with our existing take-or-pay agreement with Amaggi Exportacão E lmportacão Ltda., we now have binding commitments for ~1.45 million tons of our planned ~2.4 million tons of annual production. These long-term contracts provide the revenue certainty essential for securing project financing and advancing construction.”

“We are thrilled to announce a major contract with Brazil Potash to distribute up to 900,000 tons of potash to the Brazilian industry. This partnership marks a pivotal moment for Keytrade and reinforces our commitment to supporting sustainable agriculture in Brazil,” said Anthony Jezzi, CEO of Keytrade Fertilizantes Brasil. “For over 28 years, Keytrade has helped clients source fertilizers globally, offering tailored services to meet local market needs. We’re proud to now include Brazilian potash in our portfolio. This collaboration with Brazil Potash is a strategic step toward reducing Brazil’s reliance on imports and fostering economic growth in the Amazon region. Keytrade is privileged to have been chosen to take over this important task and look forward to a successful partnership that benefits both companies and strengthens Brazil’s agricultural future,” added Anthony.

Key Terms of the Agreement

•	Volume Commitment: Keytrade will purchase 30% to 37% of Brazil Potash’s annual potash production, up to a maximum of 900,000 tons per year, on a take-or-pay basis.

•	Contract Duration: The Agreement has a term aligned with the Company’s project financing requirements, ensuring long-term revenue visibility and stability.

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Pricing Structure: Keytrade receives a marketing fee and the Agreement includes a profit-sharing provision designed to align incentives for both parties reflecting Brazil Potash’s strategic locational advantage and expected lower fines content.

•	Production Ramp-Up: Keytrade’s offtake obligations will commence upon the start of production and scale proportionally during the ramp-up period to full production capacity

•	Strategic Flexibility: The Agreement permits Brazil Potash to assign future payment rights to financial institutions for project financing purposes.

Commercial Strategy Progress

With the Keytrade Agreement finalized, Brazil Potash has secured binding offtake agreements covering ~60% of planned production. The Company is also in advanced discussions with a prospective partner that would increase total volumes to ~91% of annual capacity. The remaining production is reserved for spot sales to support our farmers, accommodate maintenance outages and production variability.

This strategic Agreement follows and builds on our recently announced MOU for ~$200M power line construction and $20M investment with Fictor Energia for renewable power supply.

About Keytrade AG

Keytrade AG, founded in Switzerland in May 1997, was established by senior mineral fertilizer traders with decades of industry experience. Today, Keytrade AG is a leading global fertilizer company with employees in various offices worldwide, serving the needs of suppliers, distributors, retailers, and end-users in more than 115 countries across all fertilizer products including a large presence in Brazil. Beyond trading and marketing conventional fertilizer products, Keytrade is engaged in impact investing and, through its subsidiary WeGrow, distributes innovative and sustainable fertilizers and additives for technical agriculture applications.

About Brazil Potash

Brazil Potash (NYSE-American: GRO) (www.brazilpotash.com) is developing the Autazes Project to supply sustainable fertilizers to one of the world’s largest agricultural exporters. Brazil is critical for global food security as the country has amongst the highest amounts of fresh water, arable land, and an ideal climate for year-round crop growth, but it is vulnerable as it imported over 95% of its potash fertilizer in 2021, despite having what is anticipated to be one of the world’s largest undeveloped potash basins in its own backyard. The potash produced will be transported primarily using low-cost river barges on an inland river system in partnership with Amaggi (www.amaggi.com.br), one of Brazil’s largest farmers and logistical operators of agricultural products. With an initial planned annual potash production of up to 2.4 million tons per year, Brazil Potash’s management believes it could potentially supply approximately 20% of the current potash demand in Brazil. Management anticipates 100% of Brazil Potash’s production will be sold domestically to reduce Brazil’s reliance on potash imports while concurrently mitigating approximately 1.4 million tons per year of GHG emissions.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements as defined within Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995, which are statements that are not historical facts. All statements, other than statements of historical facts, included herein and public statements by our officers or representatives, that address activities, events or developments that our management expects or anticipates will or may occur in the future, are forward-looking statements, including but not limited to such things as future business strategy, plans and goals, competitive strengths and expansion and growth of our business. These forward-looking statements, along with terms such as “anticipate,” “expect,” “intend,” “may,” “will,” “should,” and other comparable terms, involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future, and include risks related to changes in our operations; uncertainties concerning estimates; industry-related risks; the commercial success of, and risks related to, our development activities; uncertainties and risks related to our reliance on contractors and consultants. Those statements include statements regarding the intent, belief, or current expectations of the Company and members of its management, as well as the assumptions on which such statements are based, and such forward-looking statements include, without limitation, statements regarding the definitive offtake agreement with Keytrade and its anticipated benefits, potential additional offtake agreements, project development timelines, construction advancement, production capacity, market demand projections, cost advantages, environmental benefits, and the status of the Company’s project, government regulation, and environmental regulation. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Although these forward-looking statements were based on assumptions that the Company believes are reasonable when made, you are cautioned that forward-looking statements are not guarantees of future performance and that actual results, performance or achievements may differ materially from those made in or suggested by the forward-looking statements contained in this news release. In addition, even if our results, performance, or achievements are consistent with the forward-looking statements contained in this news release, those results, performance or achievements may not be indicative of results, performance or achievements in subsequent periods.

Forward-looking statements are subject to risks and uncertainties, many of which are beyond the control of the Company, including those described in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission and other filings. These risks include, but are not limited to, fluctuations in potash supply and demand, changes in competitive pressures, timing and amount of capital expenditures, changes in capital markets, currency and exchange rate fluctuations, unexpected geological or environmental conditions, changes in government legislation and regulations, political or economic developments in relevant jurisdictions, success in obtaining required licenses and permits, ability to secure project financing, and other operational risks.

Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, unless required by law.

Contact:

Brazil Potash Investor Relations

lnfo@brazilpotash.com

Source: BRAZIL POTASH CORP